Via EDGAR and Federal Express

October 26, 2017

W. John Cash
Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re:	Brookfield Business Partners L.P.
Form 20-F for Fiscal Year Ended December 31, 2016
Filed March 10, 2017
File No. 1-37775

Dear Mr. Cash:

Set forth below are the responses of Brookfield Business Partners L.P. (“we,” “our” or the “Company”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 18, 2017, with respect to the Company’s Form 20-F for Fiscal Year Ended December 31, 2016.

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment.

Form 20-F for Fiscal Year Ended December 31, 2016

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas Reserves, page F-86

1.                                      Your response to our comment four indicates that asset retirement obligations may comprise a significant portion of the total future development costs used in the calculation of the undiscounted future net cash flows presented in your standardized measure. To further our understanding of the impact of these costs on the undiscounted future net cash flows, please tell us the total undiscounted dollar amount of the asset retirement obligation included in the line item for development costs as of December 31, 2016 for the Consolidated Subsidiaries (Canada).

RESPONSE:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the total undiscounted dollar amount of the asset retirement obligation included in the line item for development costs as of December 31, 2016 for the Consolidated

Subsidiaries (Canada) was $299 million, the majority of which will be incurred by the Company in 2039.

2.                                      To the extent that the cost associated with the future asset retirement obligations is the underlying cause for the negative undiscounted future net cash flows, expand your disclosure to provide an explanation. Refer to FASB ASC 932-235-50-36.

RESPONSE:

The Company has referred to FASB ASC 932-235-50-36 and acknowledges the Staff’s comment. The costs associated with the Company’s future asset retirement obligations are the underlying cause for the negative undiscounted future net cash flows for the Consolidated Subsidiaries (Canada).

To the extent such disclosure is applicable in future filings, beginning with the annual report on Form 20-F for the year ending December 31, 2017, the Company will include disclosure to provide a narrative explanation for any negative undiscounted future net cash flows relating to proved oil and gas reserves that are the result of future asset retirement obligations in a manner consistent with Staff’s comment to the extent any additional information is necessary to prevent the disclosure of the standardized measure of discounted future net cash flows and changes therein from being misleading as required by FASB ASC 932-235-50-36.

Please direct any questions that you may have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact Matthew R. Pacey of Kirkland & Ellis LLP at 713-835-3786 or Craig Laurie of Brookfield Business Partners L.P. at +441-294-3309.

Very truly yours,

BROOKFIELD BUSINESS PARTNERS L.P.

By:	/S/ Craig Laurie
Name:	Craig Laurie
Title:	Chief Financial Officer

cc:	John Hodgin (Securities and Exchange Commission)
Kevin Stertzel (Securities and Exchange Commission)
Cyrus Madon (Brookfield Business Partners L.P.)
Mile Kurta (Torys LLP)
Matthew R. Pacey (Kirkland & Ellis LLP)